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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49208

SEC MAIL PROCESSING RECEIVED MAR 05 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fortune Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1216 S. Garfield Ave., Suite 202
(No. and Street)

Alhambra, CA 91801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yin Yin Chen 626 281-6001
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260, Los Angeles, CA 90064
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, YIN YI CHEN (CONT PERSON), swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Chen Yo
Signature

President
Title

[signature]
Notary Public

KWAN SHI WU
Commission # 1226304
Notary Public — California
Los Angeles County
My Comm. Expires Jul 16, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

FORTUNE SECURITIES, INC.
1216 S. GARFIELD, SUITE 202
ALHAMBRA, CALIFORNIA 91801

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Fortune Securities, Inc.
Alhambra, California

I have audited the accompanying statement of financial condition of Fortune Securities, Inc., and related statements of income, cash flows, and changes in stockholders' equity as of December 31, 2001. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Fortune Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Fortune Securities, Inc. and the results of operations, cash flows and stockholders' equity as of December 31, 2001, in conformity with the generally accepted accounting principles.

Elizabeth Tractenberg, CPA

Los Angeles, California
February 25, 2002

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
6029 Linda Way, Culver City, CA 90230
Phone (310) 815-8380 Fax (310) 815-8326 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

FORTUNE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	92,737
Clearing broker deposit		25,000
Commissions receivable		13,575
Federal tax refund receivable		22,246
Furniture and equipment, at cost, net of accumulated depreciation of $35,298		26,074
Leasehold improvements, net of accumulated amortization of $4,356		4,863
Prepaid income taxes		0
Deposits		18,535
TOTAL ASSETS	$	203,030

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Accounts payable and accrued expenses			$	1,311
Commissions payable				14,907
TOTAL LIABILITIES				16,218
STOCKHOLDERS' EQUITY				
Common stock, $1.00 par value, 1,000,000 shares authorized; 600,000 shares outstanding	$	61,400		
Paid-in capital		39,600		
Retained earnings		85,812		186,812
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	203,030

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF LOSS
FOR YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 1,037,017
Service fees	22,505
Interest	20,569
TOTAL REVENUES	1,080,091
DIRECT COSTS	
Commission expense	480,336
Ticket clearance charges	410,279
Quotes & research	63,526
Other	4,250
TOTAL DIRECT COSTS	958,391
GROSS PROFITS	121,700
OPERATING EXPENSES - see page 8	203,262
INCOME (LOSS) BEFORE TAX PROVISION	(81,562)
INCOME TAX PROVISION	(22,110)
NET LOSS	$ (59,452)

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2000	600,000	$ 61,400	$ 39,600	$ 165,264	$ 266,264
Dividends paid				(20,000)	(20,000)
Net Income				(59,452)	(59,452)
Balance, December 31, 2001	600,000	$ 61,400	$ 39,600	$ 85,812	$ 186,812

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net income	$ (59,452)
Depreciation	14,076
Changes in operating assets and liabilities:	
Commissions receivable	34,884
Other receivable	5,758
Federal tax refund receivable	(22,246)
Prepaid income taxes	3,094
Accounts payable and accrued expenses	(2,888)
Commissions payable	(28,747)
Net cash provided in operating activities	(55,521)
Cash Flows from Investing Activities:	
Deposits	(5,000)
Additions to property and equipment	(428)
Total Cash Flows from Investing Activities	(5,428)
Cash Flows from Financing Activities:	
Dividends paid	(20,000)
Total Cash Flows from Financing Activities	(20,000)
Net decrease in cash	(80,949)
Cash at beginning of year	173,686
Cash at December 31, 2001	$ 92,737

Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 0

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Fortune Securities, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Alhambra, California. The Company operates pursuant to the (K)(2)(A) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company was incorporated in California on November 20, 1995 and became a member of the NASD on May 7, 1997.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Furniture and equipment are stated at cost and are depreciated over estimated useful lives. Security transactions are recorded on the basis of settlement data.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2001 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 8.

NOTE 4 - INCOME TAXES

The Company files its corporate income tax returns on the accrual basis. The provision for income taxes for the year consists of the following:

Federal	$ (22,910)
State	800
	$ (22,110)

NOTE 5 - CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for executing, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Fortune Securities, Inc.
Alhambra, California

My report on my audit of the basic financial statements of Fortune Securities, Inc., for December 31, 2001 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 25, 2002

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
6029 LINDA WAY, CULVER CITY, CA 90230
PHONE (310) 815-8380 FAX (310) 815-8326 CELL PHONE (310) 435-0746 EMAIL ETRACTENBERG@EARTHLINK.NET

FORTUNE SECURITIES, INC.
OPERATING EXPENSES
DECEMBER 31, 2001

OPERATING EXPENSES

Advertising	$	20,531
Depreciation and amortization		14,076
Fees		13,072
Miscellaneous expenses		24,111
Office expenses		13,643
Professional fees		18,487
Registration and licenses		6,033
Rent		38,556
Salaries and related expenses		35,653
Telephone and utilities		19,100
TOTAL OPERATING EXPENSES	$	203,262

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	186,812
Nonallowable assets		71,718
NET CAPITAL	$	115,094
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	1,082
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	110,094
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	113,472
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	16,218
Percentage of aggregate indebtedness to net capital		14%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	100,145
VARIANCE		
Reduction in taxes payable		14,949
NET CAPITAL PER AUDIT	$	115,094

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2001

NON-ALLOWABLE ASSETS		
Federal tax refund receivable	$	22,246
Furniture and equipment, at cost, net of accumulated depreciation of $35,298		26,074
Leasehold improvements, net of accumulated amortization of $4,356		4,863
Deposits		18,535
TOTAL	$	71,718

See accompanying notes to financial statements

PART II

FORTUNE SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Fortune Securities, Inc.
Alhambra, California

In planning and performing my audit of the financial statements of Fortune Securities, Inc. (hereafter referred to as the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
6029 Linda Way, Culver City, CA 90230
Phone (310) 815-8380 Fax (310) 815-8326 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg, CPA

Los Angeles, California
February 25, 2002